

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2024

Luke D'Angelo
Chief Executive Officer
AppTech Payments Corp.
5876 Owens Avenue
Suite 100
Carlsbad, California 92008

> **Re: AppTech Payments Corp.**
> **Registration Statement on Form S-1**
> **Filed September 27, 2024**
> **File No. 333-282388**

Dear Luke D'Angelo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew M. Tucker, Esq.